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                                                               EXHIBIT (a)(5)(A)

                      Security Capital Group Incorporated

                                                                 March 19, 2001

To Our Stockholders:

   Security Capital Group Incorporated, a Maryland corporation, is offering to purchase up to 9,302,326 shares, or such lesser number of shares as are properly tendered, of its Class B common stock from existing stockholders. Unless the context otherwise requires, all references to shares shall refer to Class B common stock of Security Capital. The price paid by Security Capital will not be greater than $21.50 nor less than $18.50 per share, net to the seller in cash, without interest. Security Capital is conducting the tender offer through a procedure commonly referred to as a "Dutch auction." This procedure allows you to select the price within the $18.50 to $21.50 price range at which you are willing to sell your shares to Security Capital or to select the actual purchase price paid by Security Capital, which could result in your receipt of a price per share as low as $18.50. The actual purchase price will be determined by Security Capital in accordance with the terms of the tender offer. All shares purchased under the tender offer will receive the same price. A tender of shares will include a tender of the preferred stock purchase rights issued under the Rights Agreement, dated as of April 21, 1997, between Security Capital and The First National Bank of Boston, as Rights Agent. No separate consideration will be paid for those rights. You may tender all or only a portion of your shares upon the terms and subject to the conditions of the tender offer, including the odd lot and proration provisions.

   Any stockholder whose shares are properly tendered directly to EquiServe, the depositary of the tender offer, and purchased under the tender offer will receive the net purchase price in cash, without interest, as promptly as practicable after the expiration of the tender offer. Stockholders who own fewer than 100 shares should note that the tender offer represents an opportunity for them to sell their shares without reduction for any odd lot discounts.

   The terms and conditions of the tender offer are explained in detail in the enclosed offer to purchase and the related letter of transmittal. I encourage you to read these materials carefully before making any decision with respect to the tender offer. The instructions on how to tender shares are also explained in detail in the accompanying materials.

   The Board of Directors of Security Capital has approved the tender offer. However, neither Security Capital nor its Board of Directors makes any recommendation to you as to whether you should tender or refrain from tendering your shares or as to the price or prices at which you may choose to tender your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender and the price or prices at which your shares should be tendered. The directors and executive officers of Security Capital have advised Security Capital that they do not intend to tender any shares in the tender offer.

   The tender offer will expire at 12:00 Midnight, New York City time, on Tuesday, April 17, 2001, unless extended by Security Capital. If you have any questions regarding the tender offer or need assistance in tendering your shares, please contact Georgeson Shareholder Communications, Inc., the information agent of the tender offer, at (800) 223-2064 (or 011-44-207-335-8797 in Europe), or Morgan Stanley & Co. Incorporated, the dealer manager of the tender offer, at (800) 223-2440 ext. 5722 or collect at (212) 761-5722.

                                          Sincerely,

                                          /s/William D. Sanders
                                          William D. Sanders
                                          Chairman of the Board and Chief
                                           Executive Officer